# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COREWEAVE, INC., CIK 0001769628
CUSIP: 21873S108
Title of class of securities: Class A Common Stock, par value $0.000005 per share
Address of issuer's principal executive offices: 290 West Mt. Pleasant Avenue, Suite 4100, Livingston, New Jersey (NJ), 07039
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001415889-25-013299
Filed by CIK 0002058103

## Reporting persons
- Brannin McBee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,968,089; shared voting power 6,522,100; sole dispositive power 9,968,089; shared dispositive power 6,522,100; aggregate amount beneficially owned 16,490,189 (4.1% of the class)
  Comment: The total reported in Rows 5 and 7 includes: (i) 248,664 shares of Class A common stock of CoreWeave, Inc. (the "Issuer") directly held by Mr. McBee; (ii) 8,911,485 shares of the Issuer's Class B common stock directly held by Mr. McBee; (iii) 1,800 shares of the Issuer's Class A common stock directly held of record by Mr. McBee's minor child; and (iv) 806,140 shares issuable upon the exercise of stock options which are vested and exercisable within 60 days of December 31, 2025. The aforementioned stock options are exercisable for shares of Class A common stock and thereupon may be exchanged on a one-for-one basis for shares of the Issuer's Class B common stock pursuant to an agreement between Mr. McBee and the Issuer. The reported total in Rows 6 and 8 includes: (i) 115,600 shares of Class B common stock held directly by Canis Major 2025 Family Trust LLC ("Canis Major LLC"); (ii) 129,000 shares of Class B common stock held directly by Canis Minor 2025 Family Trust LLC (the "Canis Minor LLC"); (iii) 5,875,000 shares of Class B common stock held directly by the Canis Major 2025 GRAT (the "Canis Major GRAT"); (iv) 345,000 shares of Class B common stock held directly by Canis Major 2024 Irrevocable Trust LLC ("Canis Irrevocable Trust LLC"); and (v) 57,500 shares of Class A common stock held directly by the Canis Major SM Trust (the "SM Trust"). Mr. McBee serves as the manager of Canis Major LLC, Canis Minor LLC and Canis Irrevocable Trust LLC, and as trustee of the Canis Major GRAT, and he may be deemed to exercise voting and investment discretion over securities held by those entities in such capacities. Mr. McBee also has the power to remove and replace the trustee of the SM Trust.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") based on an aggregate total of 386,401,201 shares of the Issuer's Class A common stock outstanding as of November 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the U.S. Securities and Exchange Commission (the "SEC") on November 13, 2025.
- Meghan Q. Bennett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,280,300; shared voting power 5,099,345; sole dispositive power 2,280,300; shared dispositive power 5,099,345; aggregate amount beneficially owned 7,379,645 (1.9% of the class)
  Comment: The total reported in Rows 5 and 7 includes: (i) 2,280,300 shares of Class B common stock held directly by Ms. Bennett, Mr. McBee's spouse. The reported total in Rows 6 and 8 includes: (i) 4,141,020 shares of Class B common stock held directly by the Brannin J. McBee 2022 Irrevocable Trust (the "McBee Trust"); and (ii) 958,325 shares of Class B common stock held directly by the Canis Minor 2025 GRAT (the "Canis Minor GRAT"). Ms. Bennett serves as trustee of the McBee Trust and the Canis Minor GRAT and may be deemed to exercise voting and investment discretion over the reported securities in such capacities.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 386,401,201 shares of the Issuer's Class A common stock outstanding as of November 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the SEC on November 13, 2025.
- Canis Major 2025 Family Trust LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 115,600; sole dispositive power 0; shared dispositive power 115,600; aggregate amount beneficially owned 115,600 (0% of the class)
  Comment: The reported total in Rows 6 and 8 includes 115,600 shares of Class B common stock held directly by Canis Major LLC, of which Mr. McBee serves as manager.
  
  The percentage reported in Row 11 represents direct beneficial ownership of less than one-tenth of one percent of the Issuer's Class A common stock and was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 386,401,201 shares of the Issuer's Class A common stock outstanding as of November 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the SEC on November 13, 2025.
- Canis Minor 2025 Family Trust LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 129,000; sole dispositive power 0; shared dispositive power 129,000; aggregate amount beneficially owned 129,000 (0% of the class)
  Comment: The reported total in Rows 6 and 8 includes 129,000 shares of Class B common stock held directly by Canis Minor LLC, of which Mr. McBee serves as manager.
  
  The percentage reported in Row 11 represents direct beneficial ownership of less than one-tenth of one percent of the Issuer's Class A common stock and was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 386,401,201 shares of the Issuer's Class A common stock outstanding as of November 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the SEC on November 13, 2025.
- Canis Major 2025 GRAT: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,875,000; sole dispositive power 0; shared dispositive power 5,875,000; aggregate amount beneficially owned 5,875,000 (1.5% of the class)
  Comment: The reported total in Rows 6 and 8 includes 5,875,000 shares of Class B common stock held directly by the Canis Major GRAT, for which Mr. McBee serves as trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 386,401,201 shares of the Issuer's Class A common stock outstanding as of November 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the SEC on November 13, 2025.
- Canis Major 2024 Irrevocable Trust LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 345,000; sole dispositive power 0; shared dispositive power 345,000; aggregate amount beneficially owned 345,000 (0.1% of the class)
  Comment: The reported total in Rows 6 and 8 includes 345,000 shares of Class B common stock held directly by Canis Irrevocable Trust LLC, for which Mr. McBee serves as manager.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 386,401,201 shares of the Issuer's Class A common stock outstanding as of November 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the SEC on November 13, 2025.
- Brannin J. McBee 2022 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Montana (MT); sole voting power 0; shared voting power 4,141,020; sole dispositive power 0; shared dispositive power 4,141,020; aggregate amount beneficially owned 4,141,020 (1.1% of the class)
  Comment: The reported total in Rows 6 and 8 includes 4,141,020 shares of Class B common stock held directly by the McBee Trust, for which Mr. McBee's spouse serves as trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 386,401,201 shares of the Issuer's Class A common stock outstanding as of November 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the SEC on November 13, 2025.
- Canis Minor 2025 GRAT: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 958,325; sole dispositive power 0; shared dispositive power 958,325; aggregate amount beneficially owned 958,325 (0.2% of the class)
  Comment: The reported total in Rows 6 and 8 includes 958,325 shares of Class B common stock held directly by the Canis Minor GRAT, for which Mr. McBee's spouse serves as trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 386,401,201 shares of the Issuer's Class A common stock outstanding as of November 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the SEC on November 13, 2025.
- Canis Major SM Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 57,500; sole dispositive power 0; shared dispositive power 57,500; aggregate amount beneficially owned 57,500 (0% of the class)
  Comment: The reported total in Rows 6 and 8 includes 57,500 shares of Class A common stock held directly by the SM Trust. Mr. McBee has the power to remove and replace the SM Trust's third-party trustee.
  
  The percentage reported in Row 11 represents direct beneficial ownership of less than one-tenth of one percent of the Issuer's Class A common stock and was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 386,401,201 shares of the Issuer's Class A common stock outstanding as of November 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the SEC on November 13, 2025.

## Item 1. Issuer
Name of issuer: COREWEAVE, INC.
Address of issuer's principal executive offices: 290 West Mt. Pleasant Avenue, Suite 4100, Livingston, NJ, 07039.

## Item 2. Person Filing
Name of person filing:
Brannin J. McBee, an Individual ("Mr. McBee");
Meghan Q. Bennett, an Individual ("Ms. Bennett");
Canis Major 2025 Family Trust LLC, a Delaware limited liability company ("Canis Major LLC");
Canis Minor 2025 Family Trust LLC, a Delaware limited liability company ("Canis Minor LLC");
Canis Major 2025 GRAT, a trust formed under the laws of the state of Delaware (the "Canis Major GRAT");
Canis Major 2024 Irrevocable Trust LLC, a Delaware limited liability company ("Canis Irrevocable Trust LLC");
Brannin J. McBee 2022 Irrevocable Trust, a trust formed under the laws of the state of Montana (the "McBee Trust");
Canis Minor 2025 GRAT, a trust formed under the laws of the state of Delaware (the "Canis Minor GRAT"); and
Canis Major SM Trust, a trust formed under the laws of the state of Texas (the "SM Trust" and, together with Mr. McBee, Ms. Bennett, Canis Major LLC, Canis Minor LLC, the Canis Major GRAT, Canis Irrevocable Trust LLC, the McBee Trust, and the Canis Minor GRAT, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

290 West Mt. Pleasant Avenue, Suite 4100
Livingston, NJ 07039
Citizenship: Mr. McBee and Ms. Bennett are citizens of the United States of America. Each of Canis Major LLC, Canis Minor LLC, the Canis Major GRAT, Canis Irrevocable Trust LLC, and the Canis Minor GRAT are formed, organized, or established in the state of Delaware. The McBee Trust is formed and established in the state of Montana and the SM Trust is formed and established in the state of Texas.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of December 31, 2025, the Reporting Persons may be deemed to beneficially own an aggregate 23,869,834 shares of the Issuer's capital stock.

As of December 31, 2025, Mr. McBee was the direct beneficial owner of 9,968,089 of the shares of the Issuer's securities described in the preceding paragraph, which consist of: (i) 248,664 shares of the Issuer's Class A common stock; (ii) 8,911,485 shares of the Issuer's Class B common stock; (ii) 1,800 shares of the Issuer's Class A common stock held of record in the name of Mr. McBee's minor child; and (iii) 806,140 shares issuable upon the exercise of stock options which are vested and exercisable within 60 days of December 31, 2025. The aforementioned stock options are exercisable for shares of Class A common stock and thereupon may be exchanged on a one-for-one basis for shares of the Issuer's Class B common stock pursuant to an agreement between Mr. McBee and the Issuer. All shares of the Issuer's Class B common stock are convertible on a one-for-one basis into shares of the Issuer's Class A common stock at any time, at the election of the holder or automatically upon certain transfers, whether or not for value, and may be subject to mandatory conversion upon the occurrence of certain events described in the Issuer's amended and restated certificate of incorporation.

As of December 31, 2025, Mr. McBee was the indirect beneficial owner of 6,522,100 of the shares of the Issuer's securities described in the second paragraph of this Item 4(a), which consist of: (i) 115,600 shares of Class B common stock directly held by Canis Major LLC; (ii) 129,000 shares of Class B common stock directly held by Canis Minor LLC; (iii) 5,875,000 shares of Class B common stock directly held by the Canis Major GRAT; (iv) 345,000 shares of Class B common stock directly held by Canis Irrevocable Trust LLC; and (v) 57,500 shares of Class A common stock directly held by the SM Trust. Mr. McBee serves as the manager of Canis Major LLC, Canis Minor LLC, and Canis Irrevocable Trust LLC, and the trustee of the Canis Major GRAT, and he may be deemed to exercise voting and investment discretion over securities held by them in such capacities. Mr. McBee also has the power to remove and replace the trustee of the SM Trust and beneficial ownership may be imputed to him by virtue of such power.

As of December 31, 2025, Ms. Bennett, Mr. McBee's spouse, was the direct beneficial owner of 2,280,300 of the securities described in the second paragraph of this Item 4(a) and the indirect beneficial owner of: (i) 4,141,020 shares of Class B common stock directly held by the McBee Trust; and (ii) 958,325 shares of Class B common stock directly held by the Canis Minor GRAT. Ms. Bennett serves as trustee of the McBee Trust and the Canis Minor GRAT, and she may be deemed to exercise voting and investment discretion over securities held by them in such capacity.

Additionally, as of December 31, 2025, each of the following Reporting Persons may also be deemed to share beneficial ownership with Mr. McBee or Ms. Bennett over the following portions of the aggregate number of securities described in the second paragraph of this Item 4(a): (i) Canis Major LLC directly beneficially owns 115,600 shares of Class B common stock; (ii) Canis Minor LLC directly beneficially owns 129,000 shares of Class B common stock; (iii) the Canis Major GRAT directly beneficially own 5,875,000 shares of Class B common stock; (iv) Canis Irrevocable Trust LLC directly beneficially owns 345,000 shares of Class B common stock; (v) the McBee Trust directly beneficially owns 4,141,020; (vi) the Canis Minor GRAT directly beneficially owns 958,325 shares of Class B common stock; and (vii) the SM Trust directly beneficially owns 57,500 shares of Class A common stock.
Percent of class:
As of December 31, 2025, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 5.8% of the Issuer's outstanding Class A common stock. Of that total, beneficial ownership was attributable as follows:

Mr. McBee: 4.1%
Ms. Bennett: 1.9%
Canis Major LLC: 0.0% (Less than one tenth of 1%)
Canis Minor LLC: 0.0% (Less than one tenth of 1%)
Canis Major GRAT: 1.5%
Canis Irrevocable Trust LLC: 0.1%
McBee Trust: 1.1%
Canis Minor GRAT: 0.2%
SM Trust: 0.0% (Less than one tenth of 1%)

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 386,401,201 shares of the Issuer's Class A common stock outstanding as of November 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the U.S. Securities and Exchange Commission (the "SEC") on November 13, 2025.
Sole power to vote or to direct the vote:
Mr. McBee: 9,968,089
Ms. Bennett: 2,280,300
Canis Major LLC: 0
Canis Minor LLC: 0
Canis Major GRAT: 0
Canis Irrevocable Trust: 0
McBee Trust: 0
Canis Minor GRAT: 0
SM Trust: 0
Shared power to vote or to direct the vote:
Mr. McBee: 6,522,100
Ms. Bennett: 5,099,345
Canis Major LLC: 115,600
Canis Minor LLC: 129,000
Canis Major GRAT: 5,875,000
Canis Irrevocable Trust LLC: 345,000
McBee Trust: 4,141,020
Canis Minor GRAT: 958,325
SM Trust: 57,500
Sole power to dispose or to direct the disposition:
Mr. McBee: 9,968,089
Ms. Bennett: 2,280,300
Canis Major LLC: 0
Canis Minor LLC: 0
Canis Major GRAT: 0
Canis Irrevocable Trust: 0
McBee Trust: 0
Canis Minor GRAT: 0
SM Trust: 0
Shared power to dispose or to direct the disposition:
Mr. McBee: 6,522,100
Ms. Bennett: 5,099,345
Canis Major LLC: 115,600
Canis Minor LLC: 129,000
Canis Major GRAT: 5,875,000
Canis Irrevocable Trust LLC: 345,000
McBee Trust: 4,141,020
Canis Minor GRAT: 958,325
SM Trust: 57,500

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 2026 McBee Joint Filing Agreement

## Signatures
- Brannin McBee: /s/ Brannin J. McBee, Brannin J. McBee/an Individual (02/13/2026)
- Meghan Q. Bennett: /s/ Meghan Q. Bennett, Meghan Q. Bennett/an Individual (02/13/2026)
- Canis Major 2025 Family Trust LLC: /s/ Brannin J. McBee, Brannin J. McBee/its Manager (02/13/2026)
- Canis Minor 2025 Family Trust LLC: /s/ Brannin J. McBee, Brannin J. McBee/its Manager (02/13/2026)
- Canis Major 2025 GRAT: /s/ Brannin J. McBee, Brannin J. McBee/its Trustee (02/13/2026)
- Canis Major 2024 Irrevocable Trust LLC: /s/ Brannin J. McBee, Brannin J. McBee/its Manager (02/13/2026)
- Brannin J. McBee 2022 Irrevocable Trust: /s/ Meghan Q. Bennett, Meghan Q. Bennett/its Trustee (02/13/2026)
- Canis Minor 2025 GRAT: /s/ Meghan Q. Bennett, Meghan Q. Bennett/its Trustee (02/13/2026)
- Canis Major SM Trust: /s/ Alexander Elsik, Alexander Elsik/its Trustee (02/13/2026)